UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 16, 2023

PIONEER NATURAL RESOURCES COMPANY

(Exact name of registrant as specified in its charter)

Delaware	1-13245	75-2702753
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

777 Hidden Ridge

Irving, Texas 75038

(Address of principal executive offices and zip code)

(972) 444-9001

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $.01 per share	PXD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Compensation and Leadership Development Committee Actions

Transition Letter

Pioneer Natural Resources Company, a Delaware corporation (the “Company” or “Pioneer”) previously announced on April 26, 2023 that Scott D. Sheffield will retire as the Company’s Chief Executive Officer effective as of the end of day on December 31, 2023. On November 17, 2023, the Company and Mr. Sheffield entered into a transition letter agreement (the “Transition Letter”) which provides that on January 1, 2024 (the “Transition Date”), Mr. Sheffield will commence a new, non-executive position as Special Advisor to the Chief Executive Officer of the Company and will serve in such position until the closing of the proposed transaction between Pioneer and Exxon Mobile Corporation (the “Transaction”). Mr. Sheffield will continue as an employee and as a member of the Board of Directors of Pioneer (the “Board”) following the Transition Date.

As of the Transition Date, Mr. Sheffield will not receive a base salary, and will not be eligible for future annual cash bonus awards or equity awards, but he will continue to vest in all outstanding equity awards in accordance with the terms thereof. The Transition Letter also provides for Mr. Sheffield’s continued participation in Pioneer’s benefit plans and utilization of certain fringe benefits as set forth in applicable Company policies. Mr. Sheffield will also remain eligible for the severance payments and benefits provided under his change in control agreement, as described below, and the expiration of his transition services upon the closing of the Transaction will be considered a termination by the Company without cause.

The foregoing description of the Transition Letter does not purport to be complete and is qualified in its entirety by reference to the Transition Letter, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

CEO Compensation

On November 16, 2023, the Committee approved the following adjustments to Mr. Dealy’s compensation in connection with his previously announced appointment as the Company’s Chief Executive Officer effective January 1, 2024: (i) base salary of $1,000,000, (ii) target bonus for the Company’s 2024 Annual Cash Bonus Incentive Program of 140% of base salary, and (iii) target long-term incentive plan award for 2024 with a grant date value of $9,400,000, in each case, effective January 1, 2024.

Change in Control Agreements

On November 16, 2023, the Committee also approved amendments and restatements of the Pioneer Natural Resources Company Change in Control Agreements previously entered into with each of the Company’s “named executive officers” (the executive officers of the Company for whom disclosure was required in the Company’s proxy statement for its 2023 Annual Meeting of Stockholders, referred to in this report as the “NEOs”) and certain other officers (as amended and restated, the “CIC Agreements”). The CIC Agreements provide certain payments and benefits upon various terminations of employment on or within two years following a change in control of Pioneer or following a potential change in control of Pioneer (so long as the change in control of Pioneer occurs within 12 months after such termination). However, if the change in control is triggered as a result of the Transaction and if the NEO is not provided notice of the NEO’s future position and city of job location on or prior to the 18-month anniversary of the change in control, then the change in control benefits will be automatically extended to the six-month anniversary of the date such notice is provided.

In the event the NEO’s employment is terminated due to death or disability, the CIC Agreements provide for a lump sum separation payment equal to the NEO’s annual base salary and payment of any earned but unpaid bonus or cash incentive compensation for completed performance periods. In the event the NEO voluntarily resigns after attaining a minimum retirement age of 55, having a minimum of five years of service and having an age plus years of service of at least 65, the CIC Agreements provide for a lump sum payment equal to the NEO’s annual base salary. In the event the NEO is terminated without cause by Pioneer or resigns in a termination for good reason, the CIC Agreements provide for the following benefits:

•

A lump sum separation payment equal to (a) 2.99 times the sum of (i) the NEO’s base salary and (ii) the greater of the NEO’s target bonus (as defined in the CIC Agreements) or the average of the last three annual bonuses paid to the NEO; plus (b) a pro-rated target bonus; plus (c) if such termination occurs prior to the change in control, a true-up amount for any unvested equity awards granted prior to October 10, 2023 forfeited on such earlier termination based on the value of the Pioneer common stock on the change in control date; plus (d) if 30 days’ notice is not provided for termination by the Company, 1/12th of the NEO’s annual base salary;

•

Continued coverage for the NEO and any eligible dependents under Pioneer’s group medical plans at no cost for 36 months and thereafter at active employee premium rates through the earlier of Medicare eligibility of the NEO (or for any spouse that is covered, the date that the spouse is Medicare eligible) or death of the NEO (or for any spouse that is covered, the date of the spouse’s death), with such coverage being secondary to any other coverage made available to the NEO by a subsequent employer;

•

A lump sum payment equal to the maximum contribution that Pioneer would have been required to make on behalf of the NEO to any retirement and/or deferred compensation plans in which the NEO participated immediately prior to such termination as if the NEO had remained fully employed for 36 months following such termination, based on the elective deferral contribution rate that the NEO had made under such plans in the last complete calendar year preceding such termination;

•

If the NEO relocated at the request of Pioneer within one year of the change in control and elects to relocate back to the NEO’s original location following termination, relocation benefits under the relocation policy that was applicable to the original relocation;

•

Full accelerated vesting of any equity-based awards (with any performance vesting being based on the achievement of performance criteria as measured at the time of the change in control), provided that if the change in control is triggered as a result of the Transaction any equity awards granted after October 10, 2023 will not be subject to the acceleration provisions set forth in the CIC Agreements, but rather will be governed by the applicable grant agreements;

•	Payment of any earned but unpaid bonus or cash incentive compensation for completed performance periods;

•	A lump sum payment of $30,000 in lieu of financial and tax counseling and planning assistance benefits for two years; and

•	Upon the NEO’s request, outplacement services through an agency selected by Pioneer at a cost not to exceed $75,000, with such services provided by no later than 12 months following such termination.

Any termination benefits provided to Mr. Sheffield will be determined by reference to his base salary, target bonus amounts and retirement plan participation as in effect on October 10, 2023. To the extent any payment or benefit under the CIC Agreements is delayed to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), the amount is to be contributed to a grantor trust, with such amount to be invested through such trust in U.S. Treasury securities or money market investments, and the NEO would be paid any earnings accrued on the amount during the required delay period. The severance and other benefits provided under the CIC Agreements are subject to a “best-of-net” provision in the event of excess parachute payments under Section 280G of the Code. In the event excise taxes under Section 4999 of the Code would be imposed in payments made under the CIC Agreements, the NEO will either pay the excise tax or have his or her payments and benefits reduced to an amount at which an excise tax no longer applies, based on which result is more favorable to the NEO on an after-tax basis.

The foregoing description of the CIC Agreements does not purport to be complete and is qualified in its entirety by reference to the CIC Agreements, which are attached hereto as Exhibit 10.2 and 10.3 and are incorporated herein by reference.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Exxon Mobil Corporation (“ExxonMobil”) and Pioneer Natural Resources Company (“Pioneer”), ExxonMobil and Pioneer will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 filed by ExxonMobil that will include a proxy statement of Pioneer that also constitutes a prospectus of ExxonMobil. A definitive proxy statement/prospectus will be mailed to stockholders of Pioneer. This communication is not a substitute for the registration statement, proxy statement or prospectus or any other document that ExxonMobil or Pioneer (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EXXONMOBIL AND PIONEER ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available), as well as other filings containing important information about ExxonMobil or Pioneer, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by ExxonMobil will be available free of charge under the tab “SEC Filings” on the “Investors” page of ExxonMobil’s internet website at www.exxonmobil.com or by contacting ExxonMobil’s Investor Relations Department at investor.relations@exxonmobil.com. Copies of the documents filed with the SEC by Pioneer will be available free of charge on Pioneer’s internet website at https:// investors.pxd.com/investors/financials/sec-filings/. The information included on, or accessible through, ExxonMobil’s or Pioneer’s website is not incorporated by reference into this communication.

Participants in the Solicitation

ExxonMobil, Pioneer, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Pioneer is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 13, 2023, in its Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 23, 2023, in its Form 8-K filed on May 30, 2023, in its Form 8-K filed on April 26, 2023 and in its Form 8-K filed on February 13, 2023. Information about the directors and executive officers of ExxonMobil is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 13, 2023, in its Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 22, 2023, in its Form 8-K filed on June 6, 2023 and in its Form 8-K filed on February 24, 2023. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Item 9.01.	Financial Statements and Exhibits

(d)     Exhibits.

Exhibit No.	Description

10.1	Transition Letter Agreement. dated November 17, 2023, between Pioneer Natural Resources Company and Scott D. Sheffield.

10.2	Second Amended and Restated Change in Control Agreement, dated November 16, 2023, between Pioneer Natural Resources Company and Scott D. Sheffield.

10.3	Form of Second Amended and Restated Change in Control Agreement, dated November 16, 2023, between Pioneer Natural Resources Company and each of Richard P. Dealy, Neal H. Shah, Mark S. Berg, J.D. Hall and other executive officers.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PIONEER NATURAL RESOURCES COMPANY

By:	/s/ Christopher L. Washburn
Christopher L. Washburn
Vice President and Chief Accounting Officer

Date:	November 17, 2023